

#4

SAYID AND ASSOCIATES LLP

Attorneys and Counselors at Law
408 West 57th Street, Suite 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM

May 19, 2009

Received SEC
MAY 21 2009
Washington, DC 20549

Edwin S. Kim, Esq.
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
Form 1-A Amendment No. 6
Filed on May 19, 2009
File No. 24-10228

Dear Mr. Kim:

As you know this Law Firm represents the above referenced Company.

Enclosed please find seven (7) copies of the Sixth Amendment to the Company's Form 1-A Regulation A Offering Statement (#1 through #7), one of which is a manually signed copy. We have also updated the financials to incorporate December 31, 2008 financials.

Enclosed please find the responses to your questions presented:

3. This has been clarified in History on page 14, and also pages 35 and 44.

5. Revised on pages 33, 34, 35, 44, 45, 55

6. Clarified on pages 33. Note that the preferred shares, warrants, options and convertibles were cancelled via the bankruptcy, but not the common.

7. Clarified on pages 34 and 45

8. Has been deleted.

15. Owners of Preferred shares referred to in notes on page 35, and again on pages 44, 45, and 53

16. See page 4; they would be affiliates

19. See page 4,

30. Clarified on pages 15 (Business Description), 21 (Market Analysis), and 23 (Competition)

31. Modified throughout the document

32. Clarified on page 18: <u>Producer of niche lifestyle video programming</u>: See *Sports & Law*, and *Changing*

33. See page 19: Existing and Planned Publication Communities Owned and Operated by i2 Interactive Media Division of the Company

All sites listed below shall be launched using funds from the proceeds of this Offering Statement.

Also, note that next to each planned community there is a note as to when the site is planned to begin development. On page 22 we list joint venture projects under a separate header.

34. Clarified on page 24, the last paragraph under the heading "The first of the Inicia online website communities"

35. Modified on page on pages 22-24 under the heading **MARKET ANALYSIS, DEFINITION AND CUSTOMER PROFILE**

36. Competition section modified on pages 23-26

38. Further clarified in Competition pages 23-26

39. Expanded Competition section pages 24-27 to list the first 3 company projects planned and their competition.

40. All of the company plans are dependent on the proceeds of the Offering, and the text has been modified to clarify that in the appropriate places

42. Clarified on page 27; Sales Strategy; <u>ONLINE PUBLICATIONS</u>: *i2 Interactive Media division*- note the third and fourth paragraphs

44. See Employees listed on page 11

45. Clarified on the bottom of page 19.

46. Clarified on page 15 – see **Patents, Trademarks and Intellectual Properties**

47. Clarified on page 21 – See **Research and Development**

48. Clarified on page 15 – see **Regulations**.

49. Revised page 14 – see History

50. Has been revised – see page 9

51. Recalculated on page 13 -- see Control By Management

55. Revised on page 15, Business Overview, and page 29, Description of Properties

57. Revised on page 30

58. Revised on page 30

59. Revised on page 5.

60. See page 13 Control by Management. It clearly states that the purchasers will have no voting rights. The Keystone-New Century Preferred shares, whether converted to Common or not, does not change that fact. And the extent of the voting power should Keystone-New Century convert is clearly stated in several sections throughout the document.

61. Modified to show more detail. See page 32

63. This has been modified

64. The Company traded under the symbol ELGIN until November 2008 when the post merger Company then filed for and received a new trading symbol of INIA.

65. Revised and corrected: page 37. Note the 'Common Stock – Total Contributions' line has been deleted

66. The 2 shares to Keystone and New Century have been revised throughout

67. Modified

68. They will not offer securities, and the addresses are now added

70. Revised on page 38 and 42: record company is Fortune Entertainment, Inc. The numbers for Worldway and TFS have been deleted

71. Mr. Schraft resides and works in NYC: See pages 2, 41, 54,

72. Modified

73. Revised see page 44

74. Revised

75. Revised

77. This was an error, and 17,238,300 is now consistent throughout the document

78. Revised see page 4

79. Revised

80. Revised

81. Note that the Company as a whole is NOT in the development stage, as it is operating and generating revenues. Only certain aspects or divisions of the Company are development stage. All language has been revised to clarify this.

82. Revised

83. Corrected, see page 50

84. Inserted on page 51

85. No common stock was issued between August 2008 and September 30, 2008. There were two (2) shares of Preferred issued during that time, which is now clarified

85. There was no common stock issuance during that time. The 2 shares of preferred were issued to Keystone and New Century in accordance with the purchase of the " Shell Agreement" of July 31, 2008, and this is now fully disclosed in the document – as well as conditions of the preferred shares to be converted to common shares.

86. Modified page 54

87. Notes to Financial Statement updated – see Page 54

88. The 17,238,300 were shares issued by Elgin to shareholders prior to the merger. The 1,500 mentioned shares were refers to the closely held shares of Inicia Incorporated pre-Elgin/Inicia merger, and the language and amounts of issuance have been clarified on page 35, under NOTES

89. Revised, please see Notes to Financial Statement page 54, item 13.

90. Revised

91. This language has been omitted

92. This language has been omitted

93. Modified and corrected to include Jan – September 2008. See page 56

94. Clarified, see page 56.

       The Company, respectfully requests the SEC to recommend acceleration of the qualification date of the Offering Statement.

       Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,



M. David Sayid
Sayid and Associates LLP

cc. Inicia Inc.